Exhibit 14.1

                                MICROHELIX, INC.

                          POLICY ON BUSINESS ETHICS FOR
                        DIRECTORS, OFFICERS AND EMPLOYEES

                                  April 6, 2005


General Business Ethics

We are committed to the highest level of legal, ethical and moral standards in the conduct of our business, based on a fundamental belief in law, honesty, fair dealing and open competition. Every director, officer and employee is expected to maintain and to foster these standards and has an obligation to contact the Chairman of the Board of Directors or the Chairman of the Audit Committee of the Board of Directors regarding any action that is believed to be inconsistent with these standards. This Policy on Business Ethics does not summarize all laws, rules, regulations and policies applicable to directors, officers or employees of the Company.

Conflicts of Interest

All directors and officers of the Company should be scrupulous in avoiding conflicts of interest with regard to the Company's interests. A "conflict of interest" exists whenever an individual's private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when a director or officer takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when a director or officer, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company, whether received from the Company or a third party. Loans to, or guarantees of obligations of, directors and officers and their respective family members may create conflicts of interest. Federal law prohibits loans by the Company to its directors and executive officers.

Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved in advance by the Board of Directors or committees of the Board on a case-by-case basis. Conflicts of interest may not always be clear-cut, so if you have a question or become aware of a conflict or potential conflict, you should consult with the Chairman of the Board or the Chairman of the Audit Committee.

Corporate Opportunity

Directors and officers are prohibited from (1) taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or business; (2) using corporate property, information or position for personal gain; and (3) competing with the Company. Directors and officers owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

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Confidential Information

Directors, officers and employees of the Company must maintain the confidentiality of confidential information entrusted to them by the Company, except when disclosure is authorized or required by applicable law, regulations or legal proceedings. Whenever feasible, directors and officers should consult with the Chairman of the Board or the Chairman of the Audit Committee if they believe they have a legal obligation to disclose confidential information. Confidential information includes all non-public information that might be of use to competitors of the Company, information concerning employees, proposed corporate investments or activities, or information harmful to the Company or its customers if disclosed.

The preservation of confidential information includes, without limitation, compliance with the "insider trading" prohibitions applicable to the Company and its directors, officers and employees. Generally, directors, officers and employees who have access to or knowledge of confidential or non-public information from or about the Company are not permitted to buy, sell or otherwise trade in the Company's securities, whether or not they are using or relying upon that information. This restriction extends to sharing or tipping others about such information, especially since the individuals receiving such information might utilize such information to trade in the Company's securities. In addition, the Company has implemented trading restrictions to reduce the risk, or appearance, of insider trading. Company directors, officers and employees are directed to the Company's insider trading policy or to the Company's counsel if they have questions regarding the applicability of such insider trading prohibitions.

Fair Dealing

Each director or officer should endeavor to deal fairly with other directors and officers, competitors and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or other unfair dealing practice.

Protection and Proper Use of the Company's Assets

All directors, officers and employees should protect and preserve the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

Political Activities

Corporate contributions, direct or indirect, and of whatever amount or type, to any political candidate or party, or to any other organization that might use the contributions for a political candidate or party, are illegal for all federal elections and for state and local elections in some states.


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No director,  officer or employee  shall make,  authorize or permit any unlawful contributions, expenditure or use of Company funds or property for political purposes, and directors and officers shall otherwise fully comply with the letter and spirit of applicable federal and state political contribution laws.

No permissible corporate contributions may be made for political purposes without the prior written approval of the Chairman of the Board. The Company will not reimburse directors or officers for any personal contributions made in support of a political party, candidate or committee. The prohibition on corporate political contributions applies to both direct and indirect support of candidates or political parties, including purchasing tickets for special dinners or other fund raising events, loaning employees to political parties or committees, or furnishing transportation or duplicating facilities or services. Directors and officers should conduct themselves so as to make clear that any political views they may express are their own and not those of the Company.

The corporation recognizes its right and responsibility to communicate to shareholders, employees, political leaders, elected and appointed officials, and others, as appropriate, its position on public issues which relate, directly or indirectly, to its business. This communication may be done through trade associations, in cooperation with one or more other companies, or through its own direct efforts.

Gifts and Favors

No director, officer or employee shall accept gifts, payments, fees, services, discounts, valuable privileges or other favors where these would or might appear to improperly influence the individual in the performance of duties for the Company. No director, officer or employee shall provide or give gifts or favors to others where these might appear designed to improperly influence others in their relations with the Company.

This Policy on Business Ethics is not intended to preclude the acceptance or the giving of common courtesies usually associated with accepted business practices, including accepting or giving gifts of small value that are of such a nature as to indicate they are merely tokens of respect or friendship, and are in a form that will not be construed as a bribe, pay-off or secret compensation. Normal business-related entertainment may be accepted or given, provided it is reasonable under all of the circumstances in which it takes place. Cash, checks, gift certificates, stocks or other marketable securities in any amount must not be accepted or given under any circumstances.

The acceptance of gifts or favors, or outside business or financial involvement, by a member of a director's or officer's immediate family (spouse, children or parents) may, under some circumstances, impute a possible conflict of interest to the director or officer. Each director and officer shall disclose any such circumstance involving a member of his or her immediate family to the Chairman of the Board or Chairman of the Audit Committee when the director or officer has reason to believe there may be a possible conflict.


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The U.S.  Foreign  Corrupt  Practices  Act prohibits  giving  anything of value, directly or indirectly, to foreign government officials or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the U.S. Government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to any official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate
Company  policy  but  could  also  be  a  criminal  offense.   State  and  local
governments, as well as foreign governments, may have similar rules.

Communications

Complete, accurate and timely communication with fellow directors and officers, others in the organization and corporation's independent auditors on all matters relevant to them is essential to the continued success of the corporation. Of particular importance are matters that might be considered sensitive as they affect the corporation's reputation or appraisal and reporting of its performance.

No Retaliation

The Company will not permit retaliation of any kind by or on behalf of the Company and its directors, officers and employees against good faith reports or complaints of violations of this policy or other illegal or unethical conduct.

Public Company Reporting

As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be fair, accurate and timely. A director or officer may be called upon to provide necessary information to assure that the Company's public reports are complete, fair and understandable. The Company expects directors and officers to take this responsibility very seriously and to provide prompt accurate answers to inquiries related to the Company's public disclosure requirements.

Accounting Complaints

The Company's policy is to comply with all applicable financial reporting and accounting regulations applicable to the Company. If any director, officer or employee of the Company has concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee of the Board of Directors (which will, subject to its duties arising under applicable law, regulations or legal proceedings, treat such submissions confidentially). Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.


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Administration of the Policy

Directors and officers who are concerned that violations of this policy or other illegal or unethical conduct by employees, directors or officers of the Company has occurred or may occur should contact either the Chairman of the Board or the Chairman of the Audit Committee. If their concerns or complaints require confidentiality, including keeping their identity anonymous, then this confidentiality will be protected, subject to applicable law, regulations or legal proceedings. This policy may be amended, modified or waived solely by the Board of Directors, subject to the disclosure and other provisions of the Securities Exchange Act of 1934.

Review of the Policy

Periodically, but not less often than every three years, the Chairman of the Board shall cause a review of this policy and related procedures by the Audit Committee and shall report on their adequacy to the Board of Directors.


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